EXHIBIT 99.1

FOR

LJ INTERNATIONAL INC.
(NASDAQ/NM: JADE)

CONTACTS
BETTY HO	GREGORY A. McANDREWS
LJ International Inc.	Greg McAndrews & Associates
011 (852) 2170-0001	(310) 301-3035

FOR IMMEDIATE RELEASE

LJ INTERNATIONAL RECEIVES U.S. TRADEMARK
FOR “ROSENITE GARNET” SEMI-PRECIOUS GEMSTONE

     HONG KONG, Apr. 22, 2003 — LJ International Inc. (NASDAQ/NM: JADE) today announced the granting of trademark for a recently-discovered Brazilian plum rose colored gem it names “Rosenite Garnet”. The registration of the garnet (No. 2,621,433) is in force for ten years as provided by law and subject to compliance with certain provisions of the U.S. Trademark Act of 1946, as amended.

     “Our long-time mining contacts in the Brazilian state of Tocantins had already mined over 100 tons of the stones, and early acceptance by our mass merchandising customers has been overwhelming,” according to Chairman and CEO Yu Chuan Yih.

     “The stones also have some romance to its reported discovery by a hunter who picked up some unusually colorful, heavy stones to throw at a bird and subsequently took samples to be evaluated,” Yih reports. “The strange stones turned out to be a new type of garnet, and we were afforded the opportunity to name and register the gems,” he added.

(MORE)

NEWS RELEASE — ROSENITE GARNET
APRIL 22, 2003

     The colored gems have a cubic crystal system with a refraction index of 1.76, specific gravity of 3.84 and hardness of 7.0 to 7.5.”

     They are being shaped in standard and fancy styles in LJ International’s new Shenzhen, China factory with regular brilliant and concave cuts on newly installed production equipment.

     The Rosenite Garnet qualifies as a January birthstone. The plum rose color ranges from light pink to dark red.

     LJ International Inc. is a leading publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. Website: www.ljintl.com.

     (Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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